                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                   Q-ZAR INC.
                                (NAME OF ISSUER)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  746928-10-0
                                 (CUSIP NUMBER)

                                ALAN P. MCDONALD
                                   PRESIDENT
                               SEIBU CORPORATION
                            4231 TRAVIS STREET, #28
                              DALLAS, TEXAS 75205
                                 (214) 520-6466
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 16, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
CUSIP NO. 746928-10-0                                 SCHEDULE 13D/A

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(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
      Persons

         SEIBU CORPORATION                        75-2295558
            (Name)                    (I.R.S. Employer Identification Number)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[x]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

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(6)   Citizenship or Place of Organization    SEIBU CORPORATION IS A
      CORPORATION INCORPORATED UNDER THE LAWS OF THE STATE OF TEXAS.


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                        (7)   Sole Voting Power       1,388,424 COMMON SHARES(1)
                              --------------------------------------------------
     Number of
     Shares             (8)   Shared Voting Power
     Beneficially             --------------------------------------------------
     Owned By
     Each               (9)   Sole Dispositive Power  1,388,424 COMMON SHARES(2)
     Reporting                --------------------------------------------------
     Person
     With               (10)  Shared Dispositive Power

--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person                                1,388,424 COMMON SHARES
--------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------



---------------
(1) UNTIL DECEMBER 31, 1996, AS EXERCISED THROUGH ANDREW N. ADLER, AN EXECUTIVE OFFICER AND DIRECTOR OF SEIBU CORPORATION.

(2) UNTIL DECEMBER 31, 1996, AS EXERCISED JOINTLY THROUGH ANDREW N. ADLER AND ALAN P. MCDONALD, EXECUTIVE OFFICERS AND DIRECTORS OF SEIBU CORPORATION.




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
(13)     Percent of Class Represented by Amount in Row (11)              5.36(3)

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(14)     Type of Reporting Person (See Instructions)                          CO

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---------------
(3) BASED ON COMMON SHARES OUTSTANDING AS OF DECEMBER 16, 1996 AS REPORTED TO SEIBU CORPORATION BY Q-ZAR INC.





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
         The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on October 22, 1996 is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER

     No modification.

ITEM 2.  IDENTITY AND BACKGROUND

     No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No modification.

ITEM 4.  PURPOSE OF TRANSACTION

     No modification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a)

         As previously disclosed, on February 12, 1996, Q-Zar Inc., a corporation incorporated under the laws of New Brunswick, Canada ("Q-Zar"), and Seibu Corporation, a corporation incorporated under the laws of Texas ("Seibu"), entered into a Share Purchase Agreement (the "Agreement") pursuant to which Seibu agreed to sell and Q-Zar agreed to purchase all of the issued and outstanding common stock of Entertainment Technologies, Inc., a wholly owned subsidiary of Seibu, in exchange for Common Shares and a Script Certificate (the "Script Certificate") of Q-Zar.

         The closing of the transactions contemplated by the Agreement occurred on February 26, 1996. At the closing, Seibu acquired 788,955 Common Shares of Q-Zar and the Script Certificate, representing the right to receive an indeterminate number of additional Common Shares of Q-Zar (not to exceed 941,176) on December 16, 1996.

         On December 16, 1996, the Script Certificate matured and Seibu acquired 814,869 Common Shares of Q-Zar in accordance with the formula set forth in the Agreement and Seibu surrendered the Script Certificate to Q-Zar for cancellation. Consequently, December 16, 1996 is the date of the event which requires the filing of this Amendment.

         As of December 16, 1996, Seibu was the beneficial owner of 1,388,424 Common Shares of Q-Zar. Based on the number of Common Shares outstanding as of December 16, 1996 as disclosed to Seibu by Q-Zar (25,917,543), Seibu is the beneficial owner of approximately 5.36% of the total outstanding Common Shares of Q-Zar.





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
         Item 5(b)

         Subject to the provisions of the Agreement, Seibu has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Common Shares of Q-Zar that it currently beneficially owns. Until December 31, 1996, Seibu's sole voting power with respect to the Common Shares it currently beneficially owns will be exercised through Andrew N. Adler, one of its executive officers and directors. Until December 31, 1996, Seibu's sole dispositive power with respect to the Common Shares it currently beneficially owns will be exercised jointly through Andrew N. Adler and Alan P. McDonald, its executive officers and directors.

         Andrew N. Adler and Alan P. McDonald, the executive officers and directors of Seibu, each own 25% of the issued and outstanding capital stock of Seibu. Other than the indirect beneficial ownership by Seibu, neither of them own any Common Shares of Q-Zar.

         Item 5(c)

         As disclosed in Item 5(a), the Script Certificate matured on December 16, 1996 and Seibu received 814,869 Common Shares of Q-Zar in accordance with the formula set forth in the Agreement.

         The following tabulation describes all other transactions in the Common Shares of Q-Zar that were effected since the most recent filing on
Schedule 13D by Seibu.


================================================================================
     Date          Type of Transaction     Number of Shares        Price
--------------------------------------------------------------------------------
   10-24-96                Sale                  1,000              4.27

   10-29-96                Sale                 10,000              4.46

   10-30-96                Sale                 12,000              4.41

   10-31-96                Sale                  3,100              4.28

   11-01-96                Sale                 11,000              4.06

   11-04-96                Sale                 22,000              4.00

   11-05-96                Sale                  7,300              4.03

   11-06-96                Sale                 10,000              4.00

   11-07-96                Sale                 11,500              4.00

   11-08-96                Sale                 15,000              4.04

   11-19-96                Sale                 10,000              4.67

   11-27-96                Sale                 11,000             4.281

   12-02-96                Sale                  3,000              4.31

   12-02-96                Sale                  5,000              4.31

   12-03-96                Sale                  8,000              4.27

   12-04-96                Sale                  6,000              4.25
--------------------------------------------------------------------------------

================================================================================
     Date          Type of Transaction       Number of Shares        Price
--------------------------------------------------------------------------------
   12 06 96                Sale                   2,000               4.25

   12-09-96                Sale                  10,000              4.275

   12-10-96                Sale                  30,000              4.475

   12-11-96                Sale                   9,500               4.40

   12-12-96                Sale                   2,000               4.41

   12-13-96                Sale                  10,000               4.25

   12-16-96                Sale                   6,000               4.26

                TOTAL                           215,400
================================================================================

         Q-Zar is a "foreign private issuer" within the meaning of Rule 405 under the Securities Act of 1933. Consequently, directors and officers of Q-Zar are exempt from the share ownership reporting requirements and short-swing profit recapture provisions of Section 16 of the Securities Exchange Act of 1934. See Exchange Act Release No. 29354 (June 21, 1991). In view of the exemption, Andrew N. Adler, who filed a Form 3 for the month of February 1996 and Form 4s for the months of October and November 1996 pursuant to Section 16(a) of the Securities Exchange Act of 1934 disclosing his beneficial ownership of Common Shares of Q-Zar, will no longer file such reports.

         Item 5(d)

         No modification.

         Item 5(e)

         No modification.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No modification.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

         No modification.





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
                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 1996

                                         SEIBU CORPORATION



                                         By:/s/ Alan P. McDonald
                                            ---------------------------
                                            Alan P. McDonald, President





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